UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On May 25, 2021, Connect Biopharma Holdings Limited (the “Company”) issued the press release attached hereto as Exhibit 99.1, which is incorporated herein by reference.

On June 2, 2021, spokespersons of the Company presented the information in the presentation slides attached hereto as Exhibit 99.2 in a previously announced webcast. The Company posted the updated corporate presentation to the Company’s website, www.connectbiopharm.com. The Company plans to use its website to disseminate future updates to its corporate presentation and does not intend to furnish a Form 6-K alerting investors each time the presentation is updated.

The furnishing of the attached presentation is not an admission as to the materiality of any information therein. The information contained in the presentation is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the Securities and Exchange Commission (the “SEC”) and other public announcements that the Company has made and may make from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC or through other public disclosures.

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated May 25, 2021: Connect Biopharma Announces First Subject Dosed in Phase I Trial Evaluating Safety, Tolerability and Pharmacokinetic Profile of CBP-174 in Healthy Adult Subjects

Exhibit 99.2	Company Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2021		CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Eric Hall
	Name:	Eric Hall
	Title:	Interim Chief Financial Officer